

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2019

Quint O. Turner
Chief Financial Officer
Air Transport Services Group, Inc.
145 Hunter Drive
Wilmington, OH 45177

> **Re: Air Transport Services Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 1, 2019**
> **Form 8-K Furnished August 5, 2019**
> **File No. 000-50368**

Dear Mr. Turner:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Transportation and Leisure